Oaktree Funds
c/o U.S. Bancorp Fund Services LLC
 615 East Michigan Street
Milwaukee, WI 53202

October 10, 2017

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Oaktree Funds (the “Trust”)
(1933 Act Registration No. 333-198731)
(1940 Act Registration No. 811-22997)

Dear Ms. DiAngelo Fettig:

The purpose of this letter is to respond to additional comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) on October 3, 2017 regarding the Correspondence filed by the Trust on September 27, 2017 (the “Correspondence”).  The Correspondence was filed in response to comments from the Staff given on August 30, 2017, which resulted from its review of the Trust’s Annual Report on Form N-CSR for the reporting period ending October 31, 2016 (the “Annual Report”) with regard to the Oaktree High Yield Bond Fund (the “Fund”).

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Annual Report.

The Trust’s responses to your comments are as follow:

1.
Staff Comment:  With regard to the Trust’s response to Staff Comment No. 9 of the Correspondence, please ensure that future shareholder reports disclose 12b-1 fees separately from transfer agent expenses in the Statement of Operations. Additionally, in accordance with Rule 6-07(2)(f)  under Regulation S-X, disclose the existence of a distribution plan and the cost to shareholders of such plan (expressed in basis points) in the Notes to Financial Statements.

Response:  The Trust undertakes to include the requested disclosure in future shareholder reports.

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I trust that the above responses adequately address your comments.  If you have any additional questions or require further information, please contact Alia M. Vasquez at U.S. Bancorp Fund Services, LLC at (414) 765-6620.

Sincerely,

/s/ John Sweeney
John Sweeney
President, Oaktree Funds

cc:	Kimberly Larin, Oaktree Funds
Barry Barbash, Esq., Willkie Farr & Gallagher LLP